

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 20, 2006

By U.S. Mail and Facsimile

Mr. Kevin C. Kern
Chief Financial Officer
BWAY Corporation
8607 Roberts Drive, Suite 250
Atlanta, Georgia 30350-2237

> **Re: BWAY Corporation**
> **Form 10-K for the Fiscal Year Ended October 2, 2005**
> **Form 10-Q for the Fiscal Quarter Ended January 1, 2006**
> **File No. 001-12415**

Dear Mr. Kern:

We have reviewed your response letter dated March 16, 2006 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the Fiscal Quarter Ended January 1, 2006

Prior Comment No. 2

We have read your response to prior comment two. However, the subsequent discovery of an improperly valued liability that you assumed in the NAMPAC purchase does not extend the allocation period for determining the fair value of liabilities assumed beyond the one year period. Therefore, any costs exceeding those amounts you recorded as liabilities assumed in purchase accounting should be included in the determination of net income in the period in which the adjustment was discovered and not goodwill. In this regard, please revise your financial statements for the fiscal quarter ended January 1, 2006 to record the cost of the accrued vacation in your results of operations for that period.

*   *   *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

       If you have any questions regarding this comment, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

              Sincerely,

              John Cash
              Accounting Branch Chief